Exhibit 99.1

Golden Star achieves 2013 Production Guidance, provides 2014 Guidance and announces appointment of COO

Toronto, ON - January 9, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today announces 2013 fourth quarter and full year production results for its Bogoso and Wassa mines as well as operational and financial guidance for 2014. The Company also announces the appointment of Daniel Owiredu to the position of Chief Operating Officer.

The Company sold 330,805 ounces of gold in 2013, in line with ounces sold in 2012 and the Company’s revised guidance for 2013. In the fourth quarter of 2013, Golden Star produced and sold 75,429 ounces of gold. Of this, 44,337 ounces of gold were from Wassa and 31,093 ounces were from Bogoso. For the full year 2013, Wassa’s gold sales were 185,807 ounces and Bogoso’s were 144,999 ounces.

Cash operating costs per ounce are estimated to be at the low end of the guidance range of US$1,050 to US$1,150.

The Company closed 2013 with an estimated cash and cash equivalents balance of approximately US$66 million. This was after the drawdown of US$20 million in cash from the Ecobank loan and the payment of US$10.4 million in income taxes to the Government of Ghana in the fourth quarter of 2013.

2014 full year production and financial guidance is as follows:

	Wassa	Bogoso	Combined
Production (Oz.)	130 - 140k	165 - 180k	295 -320k
Cash operating costs per Oz. (US$)[1]	900 - 950	1,000 - 1,050	950 - 1,000
Sustaining capital expenditure (US$ millions)	13	8	21
Development capital expenditure (US$ millions) [2]	6	23	29
Notes:
1. Power and fuel prices used in the guidance are US$0.18 per kilowatt hour and US$1.30 per liter, respectively.
2. The development capital expenditure forecast for Bogoso for 2014 is inclusive of approximately US$12 million of development expenditures incurred at the Prestea Underground Mine.

Production will vary between quarters in 2014 as pushbacks are completed in Bogoso and higher grade ore is accessed at depth at Wassa.

The pushbacks at Bogoso are expected to be largely complete by the end of the first quarter. This will allow improved access to ore and higher levels of production from Bogoso, resulting in an expected reduction in cash costs. At Wassa, mining is planned to continue from the Father Brown pit in the first quarter and thereafter mining will predominantly be from the Wassa Main pit. Grades at the Wassa Main pit increase at depth and as a result mined grades will increase as the year progresses. The anticipated outcome of this mine plan is that the second and fourth quarter production will be higher than for the first and third.

Infill drilling below the Wassa Main pit, where high grade zones have been intercepted, will continue in the first half of 2014.

Effective January 1st, 2014, Daniel Owiredu has been promoted to Executive Vice President and Chief Operating Officer. Previously, Daniel held the title of Executive Vice President, Operations. Daniel has extensive experience in the mining industry and has made a significant contribution to mining in Ghana as the country’s President of the Chamber of Mines.

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Commenting on this operational performance, future guidance and the promotion of Daniel Owiredu, CEO Sam Coetzer said:

“2013 was a challenging year in the gold mining sector. I believe our management team has excelled over the period and I am satisfied with the overall performance of our mines. We have maintained our gold sales from 2012 with costs controlled over the year. It has also been a year of significant change for the Company, having restructured our management team and relocated the corporate office to Toronto. In light of these changes and as part of our continued effort to optimize our structure, I am pleased to appoint Daniel Owiredu to the position of COO. Daniel’s leadership and contribution to the management of Golden Star’s operations have been instrumental in the Company’s transformation to a lower cost gold producer. Daniel has been an integral part of my leadership team and this change will provide for more timely decisions being made at the Company’s operations in Ghana.”

Golden Star expects to release its full year 2013 Financial Results on February 20 2014.

Production will vary between quarters in 2014 as pushbacks are completed in Bogoso and progressively higher grade ore is accessed with depth at the Wassa Main pit.

The pushbacks at Bogoso are expected to be largely complete by the end of the first quarter. This will allow improved access to ore and higher levels of production from Bogoso, resulting in an expected reduction in cash costs. At Wassa, mining is planned to continue from the Father Brown pit in the first quarter and thereafter mining will predominantly be from the Wassa Main pit. Grades at the Wassa Main pit increase with depth and as a result mined grades will increase as the year progresses. The anticipated outcome of this mine plan is that the second and fourth quarter production will be higher than for the first and third.

Infill drilling below the Wassa Main pit, where high grade zones have been intercepted, will continue in the first half of 2014.

Effective January 1st, 2014, Daniel Owiredu has been promoted to Executive Vice President and Chief Operating Officer. Previously, Daniel held the title of Executive Vice President, Operations. Daniel has extensive experience in the mining industry and has made a significant contribution to mining in Ghana as the country’s President of the Chamber of Mines.

Commenting on this operational performance, future guidance and the promotion of Daniel Owiredu, CEO Sam Coetzer said:

“2013 was a challenging year in the gold mining sector. I believe our management team has excelled over the period and I am satisfied with the overall performance of our mines. We have maintained our gold sales from 2012 with costs controlled over the year. It has also been a year of significant change for the Company, having restructured our management team and relocated the corporate office to Toronto. In light of these changes and as part of our continued effort to optimize our structure, I am pleased to appoint Daniel Owiredu to the position of COO. Daniel’s leadership and contribution to the management of Golden Star’s operations have been instrumental in the Company’s transformation to a lower cost gold producer. Daniel has been an integral part of my leadership team and this change will provide for more timely decisions being made at the Company’s operations in Ghana.”

Golden Star expects to release its full year 2013 Financial Results on February 20 2014.

Company Profile

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information on the Company, please visit www.gsr.com.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such statements include our production and financial guidance for 2014 as well as our mining and drilling plans. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include timing of and unexpected events at the Wassa and/or Bogoso processing plants; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Report or Form 10-K for 2012. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results may vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures:

In this news release, we use the term "cash operating cost per ounce". This measure should be considered as Non-GAAP Financial Measures as defined in applicable securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior period's values to detect trends that may indicate increases or decreases in operating efficiencies. This measure is also compared against budget to alert management to trends that may cause actual results to deviate from planned operational results. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mines. We calculate this measure for both individual operating units and on a consolidated basis. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenue, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

For further information, please contact:

Jeff Swinoga, Executive Vice President and Chief Financial Officer
416-583-3803

Angela Parr, Director Investor Relations
416-583-3815

investor@gsr.com